UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment #1
Under the Securities Exchange Act of 1934

CLEARLY CANADIAN BEVERAGE CORPORATION

________________________________________________________________________________
(Name of Issuer)

COMMON SHARES

________________________________________________________________________________
(Title of Class of Securities)

184901 30 4

______________________________________
(CUSIP Number)

Herbert I. Ono, Esq.
Lang Michener LLP
1500 Royal Centre
1055 West Georgia Street
P.O. Box 11117
Vancouver, B.C.
Canada V6E 4N7

(604) 689-9111

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2005

________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

CUSIP No. 184901 30 4 __________________________________________________________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BG CAPITAL GROUP LTD. I.R.S. Identification Nos. of above persons (entities only).
__________________________________________________________________________________
2. (a) (b)	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
__________________________________________________________________________________
3.	SEC Use Only:
__________________________________________________________________________________
4.	Source of Funds (See Instruction): WC
__________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
__________________________________________________________________________________
6.	Citizenship or Place of Organization: Bahamas
__________________________________________________________________________________
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power:	13,592,483(1)
8.	Shared Voting Power:	NOT APPLICABLE
9.	Sole Dispositive Power:	13,592,483(1)
10.	Shared Dispositive Power:	NOT APPLICABLE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,592,483(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ NOT APPLICABLE
13.	Percent of Class Represented by Amount in Row (11): 71.40%(2)
14.	Type of Reporting Person (See Instructions) CO
Notes:
(1)

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes: (a) 7,804,977 common shares issuable upon conversion of 2,000,000 Class B Preferred shares held by the Reporting Person; (b) 200,000 additional common shares issuable to the Reporting Person in connection with the conversion of the Class B Preferred shares; and (c) 4,250,000 common shares issuable upon exercise of Series A warrants held by the Reporting Person.

(2)	Based on 6,101,652 shares of common stock issued and outstanding as of December 27, 2005.

CUSIP No. 184901 30 4 __________________________________________________________________________________
1.	Names of Reporting Persons ROBERT GENOVESE I.R.S. Identification Nos. of above persons (entities only).
__________________________________________________________________________________
2. (a) (b)	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
__________________________________________________________________________________
3.	SEC Use Only:
__________________________________________________________________________________
4.	Source of Funds (See Instruction): WC (BG Capital)
__________________________________________________________________________________
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
__________________________________________________________________________________
6.	Citizenship or Place of Organization: Canada
__________________________________________________________________________________
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power:	13,592,483(1)(2)
8.	Shared Voting Power:	NOT APPLICABLE
9.	Sole Dispositive Power:	13,592,483(1)(2)
10.	Shared Dispositive Power:	NOT APPLICABLE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,592,483(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ NOT APPLICABLE
12.	Percent of Class Represented by Amount in Row (11): 71.40%(3)
14.	Type of Reporting Person (See Instructions) IN
Notes:
(1)

These are the same securities being reported by BG Capital Group Ltd. ("BG Capital") as a Reporting Person hereunder. As the sole stockholder of BG Capital, Robert Genovese has sole voting and dispositive power over shares of common stock owned by BG Capital.

(2)

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes: (a) 7,804,977 common shares issuable upon conversion of 2,000,000 Class B Preferred shares held by the Reporting Person through BG Capital; (b) 200,000 additional common shares issuable to

CUSIP No. 184901 30 4 __________________________________________________________________________________

BG Capital in connection with the conversion of the Class B Preferred shares; and (c) 4,250,000 common shares issuable upon exercise of Series A warrants held by the Reporting Person through BG Capital.

(3) Based on 6,101,652 shares of common stock issued and outstanding as of December 27, 2005.

CUSIP No. 184901 30 4 __________________________________________________________________________________

This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on May 24, 2005 by BG Capital Group Ltd., a Bahamas corporation ("BG Capital") and Robert Genovese ("Genovese" and together with BG Capital, the "Reporting Persons") pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND ISSUER.

The statement relates to common shares without par value in the capital of Clearly Canadian Beverage Corporation, a British Columbia company (the "Issuer"). The principal executive offices of the Issuer are located at 2489 Bellevue Avenue, West Vancouver, British Columbia, Canada V7V 1E1.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement: This statement is filed by BG Capital Group Ltd. and Robert Genovese.
B.	Residence or Business Address:
	BG Capital Group Ltd. Slot #2000 A.P. 59223 Nassau, The Bahamas	Robert Genovese c/o BG Capital Group Ltd. Slot #2000 A.P. 59223 Nassau, The Bahamas
C.

Present Principal Occupation and Employment:

Genovese's principal occupation is to act as a private investor. As the sole stockholder of BG Capital, Genovese has sole voting and dispositive power over shares of common stock owned by BG Capital. BG Capital is a merchant bank that specializes in investments in small to mid-size growth companies.

D.	Criminal Proceedings: Neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
E.

Civil Proceedings:

Neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 184901 30 4 __________________________________________________________________________________
F.	Citizenship: BG Capital is a Bahamian corporation. Genovese is a Canadian citizen who is resident in The Bahamas.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 28, 2005, BG Capital purchased a total of 680,000 Private Placement Shares (as defined below), and a total of 17,000,000 Warrants (as defined below), for $850,000 cash consideration. BG Capital has paid the purchase price from its working capital.

ITEM 4.        PURPOSE OF TRANSACTION

Initial Investment

On February 9, 2005, BG Capital entered into a secured loan agreement whereby it advanced $1,000,000 to the Issuer under a demand note bearing interest at a rate of 10% per annum payable within 90 days (the "Loan").

On March 31, 2005, BG Capital entered into a preferred share purchase agreement with the Company for 2,000,000 of the Issuer's Class A Preferred shares (the "Class A Shares") for the purchase price of $2,000,000. The purchase price was paid with $1,000,000 cash and by way of conversion of the Loan. The Class A Shares paid interest at a rate of 10% per annum, payable in common shares of the Issuer.

The Class A Shares automatically converted into the Issuer 's Class B Preferred shares (the "Class B Shares") upon the Issuer's receipt of gross proceeds of $3,075,000 from a brokered and non-brokered private placement of the Issuer's common shares. Standard Securities Capital Corporation ("Standard") was the broker involved with the offering. The Class B Shares bear interest at a rate of 10% per annum, payable in common shares of the Issuer. The Issuer issued 7,506 common shares to BG Capital in payment of dividends on its Class A Shares for the period prior to their conversion to Class B Shares.

In consideration of the Reporting Persons introducing the Issuer to Standard, the Issuer issued to BG Capital 450,000 common shares as a finder's fee.

The Issuer issued 200,000 common shares to BG Capital in payment of dividends on its Class B Shares, which were payable in advance for the first year.

The Class B Shares are convertible, at the option of BG Capital, into the number of common shares of the Issuer which will equal 50% of the post-conversion common share capital of the Company on a fully diluted basis as of the date of conversion of the Class B Shares, excluding the common shares issuable pursuant to the conversion of the Class B Shares, and options which are out-of-the money as of the date of issuance of the Class B Shares. The Issuer will also issue an additional 200,000 common shares to BG Capital in connection with the conversion. If the Class B Shares are converted into common shares prior to the expiry of one year from the date of issuance, BG Capital will return to the Issuer, by offset against the number of common shares issuable upon conversion of the Class B Shares, the unearned common shares it received as payment in advance of the dividends on the Class B Shares.

CUSIP No. 184901 30 4 __________________________________________________________________________________

As of December 27, 2005, BG Capital would receive 8,004,077 common shares if it were to convert the Class B Shares (including the 200,000 additional common shares of the Issuer issuable to BG Capital in connection with the conversion).

Mr. Marco Markin, the Chief Executive Officer of BG Capital Management Corp., an entity affiliated with BG Capital, has been appointed as a director of the Issuer.

December 2005 Private Placement

On December 28, 2005 BG Capital purchased additional securities of the Issuer in an unregistered offshore transaction (the "Private Placement") effected pursuant to Rule 903 of Regulation S promulgated under the Securities Act of 1933, as amended. Under the Private Placement, BG Capital has acquired for $850,000: (a) 680,000 common shares (the "Private Placement Shares"), and the following non-transferable share purchase warrants (collectively, the "Warrants"):

  4,250,000 non-transferable Series "A" share purchase warrants, each entitling the holder to purchase one common share of the Issuer for U.S.$1.25 per share until December 31, 2006 (the "Series "A" Warrants");

  4,250,000 non-transferable Series "B" share purchase warrants, each entitling the holder to purchase one common share of the Issuer for U.S.$1.50 per share for one year from the date they become fully vested (the "Series "B" Warrants");

  4,250,000 non-transferable Series "C" share purchase warrants, each entitling the holder to purchase one common share of the Issuer for U.S.$2.00 per share for one year from the date they become fully vested (the "Series "C" Warrants"); and

  4,250,000 non-transferable Series "D" share purchase warrants, each entitling the holder to purchase one common share of the Issuer for U.S.$4.50 per share for one year from the date they become fully vested (the "Series "D" Warrants").

The Series "A" Warrants are immediately exercisable. The Series "B", "C" and "D" Warrants are subject to vesting, in succession, as follows: The Series "B" Warrants will vest and become exercisable only after all outstanding Series "A" Warrants have been fully exercised; the Series "C" Warrants will vest and become exercisable only after all outstanding Series "B" Warrants have been fully exercised; and the Series "D" Warrants will vest and become exercisable only after all outstanding Series "C" Warrants have been fully exercised.

BG Capital has agreed that if it sells a total of 3,657,506 shares of the Company's common stock, it will thereafter:

  exercise one Series A Warrant for each two shares of the Company's common stock sold by it, until the earlier of: (i) the date on which the last of the Series A Warrants have been exercised; and (ii) expiry date of the Series A Warrants; and

  subject to vesting of the Series B Warrants, exercise one Series B Warrant for each two shares of the Company's common stock sold by it after the vesting date of the Series B Warrants, until the earlier of: (i) the date on which the last of the Series B Warrants have been exercised; and (ii) expiry date of the Series B Warrants.

CUSIP No. 184901 30 4 __________________________________________________________________________________

Variable Voting Shares

As an incentive to BG Capital to convert its Class B Shares without giving effect to Private Placement the Issuer has agreed that, at the first general meeting of the Issuer's shareholders following closing of the Private Placement, the Issuer will seek majority of the minority shareholder approval for an amendment to the Issuer's articles to designate rights and restrictions for a new class of variable multiple voting shares (the "Variable Voting Shares") of the Issuer, which will give the holder voting rights that will increase as the number of outstanding common voting shares of the Issuer increases.

If the shareholders approve the creation of Variable Voting Shares, then BG Capital must convert all of the Class B Shares of the Issuer now owned by it into that number of common shares of the Issuer (the "Conversion Shares") as shall be equal to the lesser of: (a) the number of common shares into which the Class B Shares are convertible on the conversion date (the "Conversion Date") under the rights and restrictions attaching to the Class B Shares, but without taking into account the 800,000 Private Placement Shares and the 20,000,000 Warrants that will have been issued to all purchasers under the Private Placement (including BG Capital) by the Conversion Date; and (b) 8,000,000. Thus, the Conversion Shares will be comprised of fewer shares of the Issuer's common stock than BG Capital would then be entitled to receive pursuant to the rights and restrictions attached to the Class B Shares. As consideration, the Issuer will issue to BG Capital such number of Variable Voting Shares as shall, at the conversion date, give to BG Capital a number of votes equal to 50% of the then issued and outstanding number of shares of common stock of the Issuer (as adjusted to account for the Conversion Shares).

Registration Rights

The Issuer has agreed that, on or prior to the date (the "Filing Date") that is 60 days after the closing date of the Private Placement, it shall prepare and file with the SEC a "resale" Registration Statement providing for the resale of the Private Placement Shares and the common shares (the "Warrant Shares") issuable upon exercise of the Warrants, for an offering to be made on a continuous basis pursuant to Rule 415. Issuer has agreed to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933 as promptly as possible, but in any event prior to the date that is 120 days after the earlier of (i) the date of filing of the Registration Statement, and (ii) the Filing Date.

Future Plans

BG Capital may dispose of the Private Placement Shares and the Warrant Shares from time to time in the open market pursuant to the Registration Statement, subject to and depending upon prevailing market conditions for the Issuer's common shares.

The Reporting Persons may also acquire or dispose of other securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for the Issuer's common shares.

Except as otherwise disclosed herein, the Reporting Persons do not have any current plans or proposals that relate to or would result in:

CUSIP No. 184901 30 4 __________________________________________________________________________________
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; or
(k)	any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

A.       Beneficial Ownership. Beneficial ownership of common shares of the Issuer by the Reporting Persons is calculated pursuant Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under Rule 13d-3, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option, warrant or conversion right) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. Accordingly, the Reporting Persons are deemed to beneficially own:

CUSIP No. 184901 30 4 __________________________________________________________________________________
	(a)	the 657,506 common shares held by BG Capital immediately prior to the closing of the Private Placement;
	(b)	7,804,977 common shares issuable upon conversion of the Class B Shares by BG Capital;
	(c)	200,000 additional common shares issuable to BG Capital in connection with the conversion of the Class B Shares;
	(d)	the 680,000 Private Placement Shares; and
	(e)	the 4,250,000 common shares issuable upon exercise of the Series A Warrants by BG Capital.
Together, such shares would constitute 71.40% of the outstanding common shares of the Issuer.
B.	Power to Vote and Dispose. The Reporting Persons have the direct power to vote and direct the disposition of the shares of the Issuer held by the Reporting Persons as disclosed in Item 5.A.
C.

Transactions Within the Past 60 Days.

The Reporting Persons have not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within 60 days preceding the date hereof.

D.	Certain Rights of Other Persons. Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description of Exhibit
A	Joint Filing Agreement

CUSIP No. 184901 30 4 __________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: December 29, 2005	BG CAPITAL GROUP LTD. Per: /s/ Robert Genovese Robert Genovese, President /s/ Robert Genovese ROBERT GENOVESE

EXHIBIT A

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(the "Exchange Act")

(Amendment No. 1)*

CLEARLY CANADIAN BEVERAGE CORPORATION

________________________________________________________________________________
(Name of Issuer)

COMMON SHARES

________________________________________________________________________________
(Title of Class of Securities)

184901 30 4

______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D/A, Amendment No. 1, dated December 28, 2005, is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: December 29, 2005

BG CAPITAL GROUP LTD. By:
/s/ Robert Genovese ____________________________	/s/ Robert Genovese ____________________________
Robert Genovese, President	ROBERT GENOVESE